UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

E-mail confirmation of meeting

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated: _____June 9, 2005	Signed: Sean Tetzlaff
Sean Tetzlaff CFO and Corporate Secretary

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext. 243
Email: lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 13, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

Fronteer Development Group Inc.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 12, 2005.

1.

Proxy

2.

Notice of Annual & Special Meeting of Shareholders

3.

Management Information Circular

4.

2004 Annual Report

5.

Supplemental Mailing List Request Form

6.

Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: